Exhibit 99.1
Yehanbyoul Savings Bank joined Shinhan Financial Group as a direct subsidiary

On January 31, 2013, Yehanbyoul Savings Bank joined Shinhan Financial Group (hereafter SFG) as a direct subsidiary.

SFG acquired 8,182,854 shares or 100% of Yehanbyoul Savings Bank for KRW 45,296 million from Korea Deposit Insurance Corporation.